Neuraxis, Inc.

11550 N. Meridian Street, Suite 325

Carmel, IN 46032

July 28, 2023

Cindy Polynice

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Neuraxis, Inc.
Amendment No.7 to Draft Registration Statement on Form S-1
File No. 333-269179 Filed July 21, 2023

Dear Ms. Polynice:

By letter dated July 26, 2023 (the “Comment Letter”), the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Neuraxis, Inc. (the “Company,” “we,” “us” or “our”) with its comment to the Company’s Amendment No.7 to Registration Statement on Form S-1. Set forth below are the Company’s responses to the Comment Letter. For your convenience, the text of the Staff’s comments are reproduced in italics below, followed by the Company’s response to each comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company filed its Amendment No. 8 to Registration Statement on Form S-1 (the “Registration Statement”) on July 28, 2023, which reflects revisions in response to the Comment Letter and certain other updates. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in Registration Statement.

Amendment No.7 to Form S-1 filed July 21, 2023

Cover Page

1.	We note your statement on the cover page that the underwriter “is obligated to take and purchase all of the shares of common stock offered under this prospectus if any such shares are taken”. We also note your statement on page 100 that the Selling Stockholder Shares “will not be sold through the underwriters” in the public offering. Please revise the cover page and your plan of distribution disclosure to reconcile these statements. We also note your statement on page 100 that the Selling Stockholder Shares may be resold “from time to time after the date of this prospectus”. Please revise your disclosure to clearly state, if true, that selling shareholders may not commence their resale of shares until after the IPO closes. If this is not the case, please clarify and revise your disclosure accordingly. The timing of each offering should be clear and any related risks described.

Response: We have revised the cover plan and plan of distribution to clarify that the Selling Stockholder Shares will not be sold through the underwriters and the Selling Stockholders may not commence their resale of shares until after the IPO closes.

Thank you for your assistance in reviewing this filing.

Regards,

/s/ Brian Carrico
Mr. Brian Carrico
Chief Executive Officer